FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of July 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The exhibits to this report furnished on Form 6-K are hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Notice of 2003 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd.

2. Press Release: Singapore's Leading Telco Selects TTI Telecom's Netcap
Solution.

3. Press Release: TTI Telecom Enters Burgeoning Russian Telecom Market with Peterstar Win.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            TTI Team Telecom International Ltd.



Date: July 31, 2003                         By:  /s/ Eli Ofer
                                                 -------------

                                            Israel (Eli) Ofer
                                            Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Notice of 2003 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd.

10.2 Press Release: Singapore's Leading Telco Selects TTI Telecom's Netcap Solution.

10.3 Press Release: TTI Telecom Enters Burgeoning Russian Telecom Market with Peterstar Win.

                                  EXHIBIT 10.1


[OBJECT OMITTED]





July 7, 2003



Dear Shareholder,

         You are cordially invited to attend the 2003 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Monday, August 11, 2003, at 5:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

         We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

         Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

         We appreciate your continuing interest in TTI Team Telecom International Ltd.



                                              Very truly yours,


                                              /s/ Shlomo Eisenberg
                                              --------------------
                                              Shlomo Eisenberg
                                              Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.

          NOTICE OF THE 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         Notice is hereby given that the 2003 Annual General Meeting of Shareholders (the "Meeting" or "Annual General Meeting") of TTI Team Telecom International Ltd. (the "Company") will be held on Monday, August 11, 2003, at 5:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

                  (1) To consider the financial statements of the Company for the year ended December 31, 2002;

                  (2) To appoint Kost, Forer & Gabbay as the Company's independent auditors for the 2003 fiscal year;

                  (3) To re-elect Shlomo Eisenberg, Meir Lipshes and Meir Dvir to the Company's board of directors;

                  (4) To adopt the appointment of Nechama Tzivin to the Company's board of directors;

                  (5) To elect Rami Zivony to serve as an external director of the Company;

                  (6) To increase the annual compensation and compensation for attendance at meetings of the board of directors that the Company pays to its directors (other than Shlomo Eisenberg and Meir Lipshes);

                  (7) To approve the settlement agreement between the Company and Team Computers and Systems Ltd., dated March 23, 2003;

                  (8) To approve the indemnity agreements entered into with Nechama Tzivin and Rami Zivony;

                  (9) To approve the creation of an escrow account for purposes of providing coverage for a portion of the Company's obligations to indemnify its directors and officers for certain legal expenses incurred by them, the creation of a fixed charge on the escrow account in favor of the Company's directors and officers, and the execution of written agreements in connection therewith, and, in its discretion, the procurement by the Company of a directors and officers liability insurance policy with an annual premium not to exceed US$250,000; and

                  (10) To transact such other business as may properly come before the meeting or any adjournment thereof.

         Shareholders of record at the close of business on July 7, 2003, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is included in the accompanying proxy statement.

         Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

         Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

                                            By Order of the Board of Directors


                                             /s/ Shlomo Eisenberg
                                             ---------------------
                                             Shlomo Eisenberg
                                             Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.

                              7 Martin Gehl Street
                              Petach Tikva, Israel



         This proxy statement is being furnished to the Company's shareholders in connection with the solicitation of proxies by the board of directors for use at the 2003 Annual General Meeting of Shareholders to be held on Monday, August 11, 2003, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about July 10, 2003.


Purpose of the 2003 Annual General Meeting

         The agenda of the 2003 Annual General Meeting will be as follows:

                  (1) To consider the financial statements of the Company for the year ended December 31, 2002;

                  (2) To appoint Kost, Forer & Gabbay as the Company's independent auditors for the 2003 fiscal year;

                  (3) To re-elect Shlomo Eisenberg, Meir Lipshes and Meir Dvir to the Company's board of directors;

                  (4) To adopt the appointment of Nechama Tzivin to the Company's board of directors;

                  (5) To elect Rami Zivony to serve as an external director of the Company;

                  (6) To increase the annual compensation and compensation for attendance at meetings of the board of directors that the Company pays to its directors (other than Shlomo Eisenberg and Meir Lipshes);

                  (7) To approve the settlement agreement between the Company and Team Computers and Systems Ltd., dated March 23, 2003;

                  (8) To approve the indemnity agreements entered into with Nechama Tzivin and Rami Zivony;

                  (9) To approve the creation of an escrow account for purposes of providing coverage for a portion of the Company's obligations to indemnify its directors and officers for certain legal expenses incurred by them, the creation of a fixed charge on the escrow account in favor of the Company's directors and officers, and the execution of written agreements in connection therewith, and, in its discretion, the procurement by the Company of a directors and officers liability insurance policy with an annual premium not to exceed US$250,000; and

                  (10) To transact such other business as may properly come before the meeting or any adjournment thereof.

         Only holders of record of the ordinary shares, nominal value NIS 0.50 per share, of TTI Team Telecom International Ltd. at the close of business on the meeting record date, July 7, 2003 are entitled to notice of, and to vote at, the 2003 Annual General Meeting. The Company had 11,872,049 ordinary shares outstanding on June 25, 2003. Each ordinary share outstanding on the meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2003 Annual General Meeting. A quorum must be present in order for the 2003 Annual General Meeting to be held.

         If within one hour from the time established for the commencement of the 2003 Annual General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, Monday, August 18, 2003, at the same time and place or, if the Chairman so determines, with the consent of a majority of the shares represented at the Annual Shareholders Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum.

         Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies

         Proxies for use at the 2003 Annual General Meeting are being solicited by the board of directors. Proxies are being mailed to shareholders on or about July 10, 2003, and will be solicited primarily by mail; however, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owner of our ordinary shares.

         All ordinary shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the 2003 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2003 Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to our Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2003 Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel,
Attention: Eli Ofer, Chief Financial Officer.



OWNERSHIP OF TTI TEAM TELECOM INTERNATIONAL LTD. SHARES

         The following table sets forth, as of June 5, 2003, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 10% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.


Identity of Person or Group                                                            Amount Owned     Percent(1)


Team Software Industries Ltd. (2)  . . . . . . . . . . . . . . . . . . . . .             5,962,550        50.22%

All directors and executive officers as a group (3)(4) . . . . . . . . . .               6,195,607        52.19%



(1) Based on 11,872,049 ordinary shares outstanding as of June 5, 2003. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2) Team Software Industries Ltd. is a wholly-owned subsidiary of Team Computers and Systems Ltd. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. The principal shareholder of Team Computers is Arad Investments and Industrial Development Ltd., an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange, which, as of June 5, 2003, owned approximately 55.65% of Team Computers' shares. Team Software's and Team Computers' address is 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, 49512.

(3) Includes 5,962,550 ordinary shares owned by Team Software. As of June 5, 2003, Shlomo Eisenberg, Chairman of our board of directors, owned approximately 14.21% of Team Computers' shares directly; Arad, of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of the board of directors, owned approximately 55.65% of Team Computers' shares; and Meir Lipshes, a member of our board of directors and our Chief Executive Officer, owned approximately 8.14% of Team Computers' shares. Shlomo Eisenberg and Meir Lipshes are directors of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in our ordinary shares owned by Team Software.

(4) Includes 199,956 ordinary shares issuable upon the exercise of currently-exercisable options granted to directors and executive officers under our employee share option plans (of which options to purchase an aggregate of 58,333 ordinary shares are held by Shlomo Eisenberg and Meir Lipshes), and 28,101 ordinary shares held by Shlomo Eisenberg, as a result of the exercise of options.

AGENDA OF THE 2003 ANNUAL GENERAL MEETING

         The agenda of the 2003 Annual General Meeting will be as follows:



Item 1 - Consideration of the Financial Statements of the Company.

         At the Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2002 will be considered. This item will not involve a vote of the shareholders.



Item 2 - Appointment of Auditors

         At the Meeting, Kost, Forer & Gabbay, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, will be nominated by our board of directors for reappointment as our auditors for the fiscal year ending December 31, 2003. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost, Forer & Gabbay be appointed as the auditors of the Company for the fiscal year ending December 31, 2003.

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so."

         The board of directors recommends that the shareholders vote FOR the approval of the proposed resolutions.



Item 3 - Election of Directors

         At the Meeting, shareholders will be asked to re-elect the following three directors to our board of directors:

                  Shlomo Eisenberg
                  Meir Lipshes
                  Meir Dvir


         The following information is supplied with respect to each person recommended to be re-elected to the board of directors of the Company (as well as the Company's continuing external director, Zeev Refuah) and is based upon the records of the Company and information furnished to it by the nominees.

         Shlomo Eisenberg, has served as Chairman of our board of directors since our inception in September 1992. Since 1990, Mr. Eisenberg has served as Chairman of the board of directors of Team, one of our principal shareholders, and Team's various subsidiaries. Since 1988, Mr. Eisenberg has served as Chairman of the board of directors of Arad, a Tel Aviv Stock Exchange-listed company which owned approximately 49.22% of Team. Mr. Eisenberg is a shareholder of Team and a member of the controlling group of shareholders of Arad. Since May 1989, Mr. Eisenberg has been the Chairman and Chief Executive Officer of Isras Investment Company, Ltd. Mr. Eisenberg received a Masters of Science degree in mathematics from the Hebrew University, Jerusalem. In November 1997, a motion for certification of a class action was filed against Mr. Eisenberg, Arad and the other directors of Arad in the Tel Aviv District Court. The class action alleged that the defendants, including Mr. Eisenberg, had, among other things, wrongfully obtained the approval by Arad's shareholders of a transaction in which Arad acquired shares of Isras from Mr. Eisenberg and two other controlling shareholders of Arad which was financed through a rights offering. On February 24, 1999, all of the defendants, except Mr. Eisenberg, signed a settlement agreement with respect to this action without admitting any of the charges. With respect to Mr. Eisenberg, he was given a specific period of time following the resolution of the criminal proceedings described below to join the settlement agreement. Following an investigation by the Israel Securities Authority of certain aspects of the above-mentioned matter, an indictment was filed against Mr. Eisenberg and other accused persons in the Tel Aviv District Court alleging, among other things, that Mr. Eisenberg and other accused persons have failed to disclose to the Arad public shareholders and in the rights offering prospectus, the circumstances surrounding the sale of certain Arad shares by Mr. Eisenberg to third parties, including certain understandings that the parties to that transaction have allegedly reached. The indictment alleges that the purpose of that transaction was to fraudulently obtain the shareholders' consent required under Israeli law for the acquisition by Arad of the Isras shares from Arad's related parties. The charges include violations of Israel's Securities Law (including making a misleading statement in a prospectus) and Penal Law. Mr. Eisenberg pled not guilty to the charges. The trial has been completed and the judge's verdict is awaited. Under current Israeli law, if Mr. Eisenberg is convicted of certain of the alleged criminal offenses, he would be disqualified to serve as a director of a public company, including our company, unless permitted so to serve by a court order.

         Meir Lipshes, one of our directors and Chief Executive Officer, has served on our board of directors since we commenced independent operations in September 1992 and was appointed Chief Executive Officer in January 1996. Mr. Lipshes was one of the founders and is a current shareholder of Team, served as Team's President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

         Meir Dvir, became a director in 1997. Since 1994, Mr. Dvir has served as President of Dea. Shnia Ltd. Mr. Dvir additionally has held the following positions, among others: Executive Vice President of R&D and Business Development at I.A.I. Ltd. from 1985 to 1994, Director of the Aircraft Division of I.A.I. Ltd. from 1987 to 1989, Chief Operating Officer of Elscint Ltd. from 1984 to 1985, and President of I.A.I. Ltd. from 1982 to 1983. Mr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

         Zeev Refuah, became an external director in 1999. Mr. Refuah has been Chief Executive Officer of Haft Refuah Ltd. Financial and Business Consultants since 1991. Mr. Refuah holds a L.L.B. from the Tel Aviv University School of Law, Israel.

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Shlomo Eisenberg, Meir Lipshes and Meir Dvir be re-elected to the Board of Directors of the Company, effective immediately."

         The board of directors recommends that the shareholders vote FOR approval of the proposed resolution.


Item 4 - Adoption of Appointment of Director

         On June 29, 2003, our board of directors appointed Ms. Nechama Tzivin to our board of directors. Under our Articles of Association, in the event that a director is appointed by our board of directors, such appointment must be adopted by a shareholders' resolution at the first extraordinary or annual general meeting of shareholders following the date upon which the director was appointed by the board of directors. Accordingly, the shareholders are asked to adopt the appointment of Ms. Tzivin to our board of directors.

         The following information is supplied regarding Ms. Tzivin and is based upon the records of the Company and information furnished by Ms. Tzivin.

         Nechama Tzivin, became a director in 2003. Ms. Tzivin has been in private practice as a lawyer since 1997. From 1992 through 1995 she worked as an independent computer consultant for IBM Corporation and El-Al Israel Airlines, and she acted as President of World Team Consulting, a U.S. company which provided computer software consulting services. She has served as a director of Team Software Industries Ltd. since 2002, as a director of Omnitech-Eichut Ltd. since 1998 and as a director of Meshulam Levinstein Contracting & Engineering Ltd. since 2003. Ms. Tzivin served as a director of the Israeli Government Tourist Corporation between May 1997 and June 2000, as a director of Israeli Chemicals Ltd. between 1998 and 1999, as a director of Dead Sea Periclase Ltd. between 1998 and 1999, and as a director of Team Computers and Systems Ltd. between 1998 and 1999.

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the appointment of Ms. Tzivin to the Board of Directors of the Company, be adopted."

         The board of directors recommends that the shareholders vote FOR approval of the proposed resolution.


Item 5 - Election of External Director

         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 1999 (the "Companies Law") to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

         The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. Other directors are elected annually. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's board of directors must include at least one external director.

         Zeev Refuah was elected as an external director in 1999, and will continue to serve as such. The term of our second outside director will expire on July 15, 2003. Accordingly, at the Meeting, shareholders will be asked to elect Rami Zivony as an external director for a three-year term ending in 2006. The Company has received a declaration from Rami Zivony that he fulfills all the qualifications of an external director for the Company under the Companies Law.

         The following information is supplied regarding Rami Zivony and is based upon the records of the Company and information furnished by Mr. Zivony:


         Rami Zivony served as a director of the Company from the commencement of its independent operations in 1992 through 1998. Mr. Zivony is currently the Chief Executive Officer of CelleBrite Ltd., a company engaged in manufacturing and marketing universal memory exchangers for cellular telephones. From 2000 through 2002, Mr. Zivony served as Chief Executive Officer of Callscape Inc., a start-up company he founded, which engaged in the development of a system to enhance the availability of telephone users, especially cellular users. During 1999, Mr. Zivony acted as Chief Executive Officer of Madah-Com Ltd., a start-up company engaged in wireless public announcement systems. From 1983 through 1998, Mr. Zivony was employed with Team Computers and Systems Ltd., in various capacities, including as Joint Chief Executive Officer. Mr. Zivony received a Masters Degree in Business (with honors) from The Technion - Israel Institute of Technology.


         The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Rami Zivony be elected as an external director of the Company, effective immediately."

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.



Item 6 - Approval of Increase of Compensation to Directors

External Directors

         In recognition of the additional duties, demands and burden placed upon our external directors under U.S. securities laws and NASDAQ National Market rules, we now wish to increase the annual compensation and compensation for attendance at board and committee meetings that we pay to our external directors.

         The provision of compensation and reimbursement of expenses to external directors of Israeli companies are regulated by the Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the "Regulations"), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended (the "Alleviation Regulations").

         Under the Companies Law and the Regulations, the payment of annual compensation to external directors other than certain "fixed" amounts set in Annex 2 to the Regulations, or the payment of compensation for attendance at meetings of the board of directors or committees thereof, other than certain "fixed" amounts set forth in Annex 3 to the Regulations, requires the approval of a company's audit committee, followed by its board of directors, and then by its shareholders. The payment of annual compensation equal to the "fixed" amount in Annex 2 of the Regulations, and of compensation for attendance at meetings of the board of directors or committees thereof, equal to the "fixed" amount in Annex 3 of the Regulations, does not require shareholders approval.

         We wish to pay our external directors compensation that is greater than the "fixed" amounts in Annex 2 and Annex 3 of the Regulations, but less than the maximum amounts permitted under the Regulations and annexes thereto, and the Alleviation Regulations.

         An Israeli company is entitled to change the annual compensation paid to its existing external director upon the appointment of a new external director, provided that the change improves upon the compensation previously paid to the existing external director. Since we are currently appointing a new external director, we now wish to increase the annual compensation we pay to our existing external director as well as our newly appointed external director, to NIS 46,000, linked to the Israeli Consumer Price Index (the "CPI") under the Regulations, and we wish to increase the compensation for attendance at meetings of the board of directors that we pay to our existing external director and our newly appointed external director, to NIS 1,700, linked to the CPI under the Regulations.

Other Directors

         We also wish to increase the annual compensation we pay to our other directors (excluding Shlomo Eisenberg and Meir Lipshes), to NIS 46,000, linked to the CPI under the Regulations, and we wish to increase the compensation for attendance at meetings of the board of directors that we pay to our other directors (excluding Shlomo Eisenberg and Meir Lipshes), to NIS 1,700, linked to the CPI under the Regulations.

         The aforesaid increase of the annual compensation and compensation for attendance at meetings of the board of directors (and committees thereof) for all of the Company's directors (including the external directors, but excluding Shlomo Eisenberg and Meir Lipshes), was approved by our Audit Committee on June 10, 2003, and by our Board of Directors on June 29, 2003. Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the increase of the annual compensation of the Company's directors (including the external directors, but excluding Shlomo Eisenberg and Meir Lipshes), to NIS 46,000, linked to the Israeli Consumer Price Index in accordance with applicable regulations, and the increase of the compensation we pay to our directors (including the external directors, but excluding Shlomo Eisenberg and Meir Lipshes), for attendance at meetings of the board of directors (and committees thereof), to NIS 1,700 per meeting, linked to the Israeli Consumer Price Index in accordance with applicable regulations, and the payment of these same amounts to the Company's newly appointed external director, Rami Zivony, be approved."

         The board of directors recommends that the shareholders vote FOR approval of the proposed resolution.


Item 7 - Approval of Settlement Agreement with Team Computers

         We are party to an agreement with Team Computers and Systems Ltd. dated October 1996, pursuant to which we receive from Team Computers:

 o commissions in respect of the sale by us of certain products represented and sold by Team Computers;

 o certain administrative services, including computer servicing, salary administration, automotive fleet maintenance, legal counsel and basic insurance coverage; and

 o hardware, software related to such hardware and support services for such hardware for our customer projects.

         With respect to the hardware, software related to such hardware and support services for such hardware for our customer projects, under the agreement between us and Team Computers we are required to pay Team Computers for such items when we receive payment from our customers. A disagreement arose between us and Team Computers regarding whether we are required to pay Team Computers for hardware and related software that it supplied to three of our major customers as part of projects for which we receive payments based on milestones which do not allocate specific amounts for hardware and related software. Following negotiations to achieve a compromise with Team Computers on the issue, we agreed to pay Team Computers the amount of $1,047,000 in respect of hardware and related software supplied by Team Computers as part of our projects for these customers. If and when we will receive additional payments for these projects, we are required to pay Team Computers an additional payment based on Team Computers' pro rata share of the project. The aggregate additional amount that we may have to pay to Team Computers for all of these projects is $563,000.

         On March 23, 2003, we executed a written agreement with Team Computers reflecting the understandings described above. This agreement was made subject to receipt of all approvals required by law.

         Entering into this agreement with Team Computers requires approval by our Audit Committee, followed by our Board of Directors, and then by the shareholders of the Company, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the approval of the agreement with Team Computers does not exceed one percent of the outstanding Ordinary Shares). The agreement with Team Computers was approved by our Audit Committee on June 10, 2003, and by our Board of Directors on June 29, 2003.

         Accordingly, it is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Settlement Agreement between the Company and Team Computers, dated March 23, 2003, be approved."

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


Item 8 - Approval of Indemnity Agreements

         The Company has entered into agreements for indemnification of the directors and certain officers of the Company to the fullest extent permitted under the Companies Law and any other applicable law, provided that such indemnification shall not exceed, for all indemnified persons collectively, 25% of the shareholders equity of the Company at the time of actual indemnification. The Company now wishes to enter into agreements for indemnification of the following newly appointed directors:

                  Nechama Tzivin, director
                  Rami Zivony, external director


         These agreements will also provide for indemnification by the Company to the fullest extent permitted under the Companies Law and any other applicable law, provided that such indemnification shall not exceed, for all indemnified persons collectively, 25% of the shareholders equity of the Company at the time of actual indemnification.

         Entering into these agreements with the directors requires approval by our Audit Committee, followed by our Board of Directors, and then by the shareholders of the Company. Approval of this matter will require the affirmative vote of a majority of the shareholders present, in person or by proxy, and voting on the matter. These agreements were approved by our Audit Committee on June 29, 2003, and by our Board of Directors on June 29, 2003, subject, in the case of Rami Zivony, to the approval by the shareholders of his appointment as an external director.

         The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for approval of this matter.

         It is proposed that at the Meeting the following resolution be adopted:


         "RESOLVED, that the indemnification agreements entered into by the Company with Nechama Tzivin and Rami Zivony, newly appointed directors of the Company, be approved."

         The board of directors recommends that the shareholders vote FOR approval of the proposed resolution.


Item 9 - Approval of Creation of an Escrow Account for Purposes of Providing Coverage for a Portion of the Company's Obligations to Indemnify its Directors and Officers for Certain Legal Expenses Incurred by them, Creation of a Fixed Charge thereon in Favor of the Company's Directors and Officers, and Execution of Written Agreements in connection therewith, and, in its discretion, the Procurement by the Company of a New Directors and Officers Liability Insurance Policy with an Annual Premium Not to Exceed US$250,000


         In light of the various market scandals in recent years, and the enhanced liability imposed on directors and officers of public companies under the Sarbanes-Oxley Act of 2002, public companies are being required to pay extremely high premiums for insurance coverage for the liability of directors and officers for acts or omissions committed while serving in their respective capacities as officers and directors. In order to eliminate the high costs to the Company of maintaining such directors and officers insurance coverage, instead of purchasing a directors and officers insurance policy for the upcoming year, the Company currently intends to create an escrow account to cover a portion of the Company's obligations to indemnify its directors and officers (including former and future directors and officers) for certain legal expenses incurred by them (the "Escrow Account").

         It is proposed that the amount of one million United States dollars (US$ 1,000,000) will be deposited in the Escrow Account, and will be held by G.L.E. Trust Services Ltd., who shall serve as escrow agent in respect of the Escrow Account (the "Escrow Agent"), and shall only disburse monies from the Escrow Account in accordance with the terms and conditions of the escrow agreement to be concluded between the Company and the Escrow Agent (the "Escrow Agreement").

         In accordance with the terms of our indemnification agreements with our directors and officers, the provisions of our Articles of Association and the provisions of the Companies Law which regulate the ability of an Israeli company to indemnify its directors and officers for legal expenses relating to liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, the amounts in the Escrow Account will be available for payment to directors and officers of all reasonable litigation expenses, including attorneys' fees, expended by a director or officer or charged to a director or officer by a court in a proceeding instituted against a director or officer by the Company or on its behalf or by another person, or in any criminal proceedings in which a director or officer is acquitted, or in any criminal proceedings for a crime which does not require proof of mens rea (criminal intent) in which a director or officer is convicted, all in respect of actions taken by a director or officer in his or her capacity as a director, officer and/or employee of the Company.

         The Escrow Agreement will provide that the Escrow Agent will only release amounts from the Escrow Account against delivery by an indemnified director or officer of written statements supporting such legal expenses together with a written certification by the director or officer's legal counsel that such expenses are reasonable and were incurred in connection with a matter covered under such director or officer's indemnification agreement with the Company. The Company shall be entitled to terminate the Escrow Agreement at will.

         In addition, the Company shall create a fixed charge on the Escrow Account in favor of its indemnified directors and officers, including former and future directors and officers, to secure their rights to receive indemnification from the Escrow Account, pursuant to a written pledge agreement to be concluded between the Company and such directors and officers (the "Pledge Agreement"). The Company shall be entitled to terminate the Pledge Agreement and cancel the fixed charge at will.

         The directors that shall initially be named as the beneficiaries under such fixed charge are:

         Shlomo Eisenberg, Chairman of the Board
         Meir Lipshes, Director and Chief Executive Officer
         Meir Dvir, Director
         Nechama Tzivin, Director
         David Azaria, Former External Director
         Zeev Refuah, External Director
         Rami Zivony, External Director

         The Company may also name some of its senior officers as beneficiaries under such fixed charge.

         In the event that the Company will decide to purchase a directors and officers liability insurance policy (which may have effect retroactively from March 1, 2003), on reasonable terms, including an annual premium not to exceed US$250,000, the Company wishes to be able to procure such insurance policy in addition to, or instead of, maintaining the escrow and pledge arrangement described above.

         Accordingly, the shareholders are now being asked to approve:

 o       the creation of the Escrow Account; and

 o       the execution of the Escrow Agreement; and

 o the creation of the fixed charge on the Escrow Account in favor of the Company's directors and officers; and

 o       the execution of the Pledge Agreement; and

 o the authorization of Messrs. Meir Lipshes and/or Israel (Eli) Ofer to negotiate and execute the Escrow Agreement and the Pledge Agreement, and any amendments thereto not materially adverse to the Company, in the name of and on behalf of the Company, and to take all steps and execute all documents necessary in connection with the creation and cancellation (if applicable) of the Escrow Account and the fixed charge as aforesaid; and

 o in its discretion, the procurement by the Company of a directors and officers liability insurance policy (which may have effect retroactively from March 1, 2003), on reasonable terms, including an annual premium not to exceed US$250,000, in addition to or instead of, the aforesaid escrow and pledge arrangement.

         Under Israeli law, these actions are required to be approved by our Audit Committee, followed by our Board of Directors, and then by the shareholders of the Company. These actions were approved by our Audit Committee on June 29, 2003 and by our Board of Directors on June 29, 2003.

         These matters are now subject to shareholders approval. The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matters, including at least one third of the shares of non-controlling shareholders voted on the matters (unless the total number of shares of non-controlling shareholders voted against the approval of the matters does not exceed one percent of the outstanding Ordinary Shares) is required for the approval of these matters.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the creation of an escrow account and the deposit of the amount of one million United States dollars (US$1,000,000) therein, to cover a portion of the Company's obligations to indemnify its directors and officers (including former and future directors and officers) for certain legal expenses incurred by them, and the execution of the Escrow Agreement, be approved.

         RESOLVED, that the creation of a fixed charge on such escrow account in favor of the Company's directors and officers, including former and future directors and officers, and the execution of the Pledge Agreement, be approved.

         RESOLVED, that Messrs. Meir Lipshes and/or Israel (Eli) Ofer are authorized to negotiate and execute the Escrow Agreement and the Pledge Agreement, and any amendments thereto not materially adverse to the Company, in the name of and on behalf of the Company, and to take all steps and execute all documents necessary in connection with the creation and cancellation (if applicable) of the aforesaid escrow account and fixed charge.

         RESOLVED, that, in its discretion, the Company may procure a directors and officers liability insurance policy (which may have effect retroactively from March 1, 2003), on reasonable terms, including an annual premium not to exceed US$250,000, in addition to, or instead of, the aforesaid escrow and pledge arrangement."

         The board of directors recommends that the shareholders vote FOR approval of the proposed resolutions.



Other Matters

         It is not anticipated that there will be presented at the 2003 Annual General Meeting any matters other than those on the agenda described above. If any other matters should come before the 2003 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.



                                          By Order of the Board of Directors

                                          /s/ Shlomo Eisenberg
                                          ---------------------


Dated: July 7, 2003                       Shlomo Eisenberg

                                          Chairman of the Board of Directors

                                                        EXHIBIT 10.2


Corporate Contacts:

--------------------------------------------------------------------------------
            Meir Lipshes                            Sanjay Hurry
            Chief Executive Officer                 Investor Relations Officer
            TTI Telecom                             TTI Telecom
            T: +1.972.3.922.1262                    T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com
--------------------------------------------------------------------------------


         SINGAPORE'S LEADING TELCO SELECTS TTI TELECOM'S NETCAP SOLUTION

      - NetCAP Enables Customer to Maximize Resource Utilization, Shorten Provisioning Times, and Increase Organizational Efficiency -

Hoboken, N.J. - July 17, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced that TTI Telecom was awarded a contract for its Netrac OSS/BSS Inventory, Planning and Provisioning solution (NetCAP). The contract, signed in Q1 2003, is being delivered as part of a supply agreement between a strategic partner of TTI Telecom's and the customer, Singapore's leading communications company.

 "This contract awards clearly demonstrates the benefits to service providers in deploying integrated solutions," said Meir Lipshes, chief executive officer of TTI Telecom. "Combining our NetCAP solution with our partner's industry-leading hardware platform enables service providers to focus on maximizing resource utilization, shortening provisioning times, and increasing organizational efficiency. This contract award also marks the latest proof point in our strategy to deepen our penetration of service providers in Asia Pacific and leverage partners for contract opportunities globally."

Continued Lipshes, "With NetCAP solution, this service provider will be able to cut internal costs by automating its manual-intensive, provisioning-to-delivery process, thereby realizing benefits in the form of reduced time-to-delivery, costs and ultimately, with a satisfied customer. NetCAP will also enable the customer to move beyond the management limitations of its existing IT infrastructure to deploy today's newest communications technologies, keeping it at the forefront of telecom services, and for the first time, give it a clear graphical view of its entire network across all hardware and technologies via one centralized database. This will allow the customer to actively manage network capacity and permit better network planning."

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                    ###

                                  EXHIBIT 10.3


Corporate Contacts:
--------------------------------------------------------------------------------

            Meir Lipshes                            Sanjay Hurry
            Chief Executive Officer                 Investor Relations Officer
            TTI Telecom                             TTI Telecom
            T: +1.972.3.922.1262                    T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                    F: +1.201.795.3920
            meirl@tti-telecom.com                   sanjay@tti-telecom.com
-------------------------------------------------------------------------------

        TTI TELECOM ENTERS BURGEONING RUSSIAN TELECOM MARKET WITH PETERSTAR WIN

Hoboken, N.J. - July 30, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that Peterstar, a telecommunications company providing local, long distance and international services in St. Petersburg, Russia, has purchased the Company's Fault Management module for its network operations center (NOC) in St. Petersburg. System implementation is set for Q3, 2003.

"We sought a comprehensive fault management solution that was both easy-to-use and rapidly scalable," said Victor Koresh, Peterstar's General Manager. "One of the deciding factors in our selection of TTI Telecom's Fault Management solution was the system's ability to filter and consolidate all alarms and events in the network on one single screen. The Fault Management module offers our operations staff a comprehensive, end-to-end, real-time view of our entire multi-vendor, multi-technology network, so they don't have to shift between numerous vendor-specific consoles in order to understand network status. By consolidating operations under one console, we also lower cost of ownership and increase our staff's productivity and reach."


Continued Koresh: "Our selection of TTI Telecom's Fault Management solution is directly in line with our goal of establishing a world-leading NOC. We were extremely impressed with the Fault Management solution's advanced functionalities and capabilities, which will allow us to ensure high network availability and uptime. Another factor that tipped the scale in TTI Telecom's favor was the solution's scalable architecture, which will enable us to easily incorporate and deploy new equipment and grow our customer base without having to add a new management system."


"This win marks our entry into Russia's burgeoning telecommunications market. We are witnessing growing demand for our type of best-in-suite systems from service providers in the country looking for solutions that provide a holistic view of networks containing multiple equipment types from numerous vendors," said Meir Lipshes, TTI Telecom's chief executive officer. We are committed to Peterstar and the Russian telecom marketplace, and look forward to working with the company today and in the future."

 "As a technological leader in the Russian service provider market space, Peterstar understands the compelling business value of a vendor and technology-independent solution capable of consolidating operations under one console," continued Lipshes. "I am proud that Peterstar chose our solution as the central management platform for its NOC, and I know that by enabling Peterstar to identify and address network problems in real-time, we will help it meet current and future targets for network availability and customer satisfaction."


After assessing competitors' products, Peterstar chose to implement TTI Telecom's Fault Management solution, which provides a network-wide, prioritized view of alarms coming from the network. The Fault Management solution performs pre-display alarm filtering and reduction to help controllers focus on critical problems, and presents alarms in its Active Alarms screen, color-coded in order of severity so controllers can prioritize repair activities. Alarm information is also presented in meaningful reports that help controllers understand alarm situations at a glance, and identify fault trends and trouble "hot spots".

The Fault Management module is tightly integrated with the modules that make up the Fault Management family, facilitating one-click access to further steps in the assurance process, such as trouble ticket creation, root-cause analysis and automated fault correction. The seamless integration speeds problem resolution and improves network uptime, resulting in more satisfied customers and increased revenues.


About Peterstar:

Peterstar is one of the largest telecommunications carriers in Saint-Petersburg and in the Northwest region of Russia. The shareholders of ZAO Peterstar are an American company MITI (71% stake) and IAI Telecominvest (29% stake). Since 1992 the Company has invested over $150 M in the development of its business. At present Peterstar possesses the first city fiber-optics network of over 1500 km. The number of lines connected to the Peterstar network amounts to 100 thousand, allowing the Company to control about 70% of the corporate client market.



About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                    ###